Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126364

Smart Balance, Inc.

12,760,840 Shares of Common Stock

This prospectus relates to 12,760,840 shares of our common stock, par value $0.0001 per share, issuable upon the exercise of warrants originally issued in connection with our initial public offering on December 16, 2005. We refer to these warrants as “public warrants.” Each public warrant entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share. We will receive the proceeds from the exercise of the public warrants. We will not receive any proceeds from the further sale of the common stock issuable upon the exercise of the public warrants.

On October 30, 2007, we exercised our right to redeem all of the outstanding public warrants and sent a notice of redemption letter to our public warrant holders. The notice of redemption specifies that at 5:00 p.m., Eastern Time, on Monday, December 3, 2007 and thereafter, holders of the public warrants will no longer be entitled to exercise their public warrants for common stock and will have no rights, except to receive the redemption price of $.01 per public warrant share (unless the holder has properly extended the time and date set for redemption in order to complete a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

Our common stock is quoted on the NASDAQ Global Market under the symbol “SMBL.” On October 22, 2007, the closing price of our common stock was $11.88 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Prospectus Summary—Our Business— Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2007.

ii

Explanatory Note

This Post Effective Amendment No. 1 on Form S-3 contains an updated prospectus relating to the offering and sale of shares of common stock issuable upon the exercise of the public warrants that were previously issued to the public in connection with our initial public offering on Form S-1 (File No. 333-126364). This Post Effective Amendment No. 1 on Form S-3 is being filed solely to convert the Form S-1 into a Form S-3. All filing fees payable in connection with the registration of the common stock being registered hereby were previously paid in connection with the filing of the Form S-1.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Post Effective Amendment on Form S-3 to Form S-1 (File No. 333-126364) under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of, or incorporated by reference in, our prospectus. Because it is a summary, it does not contain all information that you should consider before investing in our shares. You should read the entire prospectus carefully, including “Risk Factors,” our financial statements, the notes to the financial statements and other information incorporated by reference from our other filings with the SEC.

Unless the context otherwise requires, all references in this prospectus to “Smart Balance, Inc.,” “our,” “us,” and “we” refer to Smart Balance, Inc. (formerly known as Boulder Specialty Brands, Inc.) on a consolidated basis. All references in this prospectus to “GFA” refer to GFA Brands, Inc., our wholly owned subsidiary. Unless the context otherwise requires, the information contained in this prospectus gives effect to the May 21, 2007 consummation of the merger in which GFA became our wholly-owned subsidiary, and the change of our name from Boulder Specialty Brands, Inc. to Smart Balance, Inc., which transactions are collectively called the “merger.” We sometimes use the terms “our,” “us” and “we” to refer to GFA as our predecessor before the merger.

OUR BUSINESS

We were incorporated in Delaware on May 31, 2005 under the name Boulder Specialty Brands, Inc., as a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then currently unidentified operating business and/or brand in the consumer food and beverage industry.

On May 21, 2007, we completed a merger pursuant to which GFA became our wholly-owned subsidiary. In connection with the merger, we changed our name from Boulder Specialty Brands, Inc. to Smart Balance, Inc. Pursuant to the merger agreement with GFA, we paid an aggregate of $491 million in cash (which included post-closing bonus payments net of tax benefits) as merger consideration. The cash consideration for the merger was funded with cash held in the trust account established in connection with our initial public offering, the proceeds of a private placement and a secured debt financing. None of our stockholders who owned shares of our common stock issued in our initial public offering exercised their right to vote against the merger and convert their shares into a pro rata portion of the trust account.

We, through GFA, our wholly-owned subsidiary, are a fast growing marketer of functional food products in the U.S. (under the trade names Smart Balance® and Earth Balance®). Functional food is defined as a food or a food ingredient that has been shown to affect specific functions or systems in the body and may play an important role in disease prevention. Our signature margarine products utilize a proprietary licensed, patented technology that is free of trans fats and enhances good-to-bad cholesterol ratios.

The Offer

This prospectus covers shares of our common stock, par value $.0001 per share, issuable upon the exercise of public warrants originally issued in connection with our initial public offering on December 16, 2005. Each public warrant entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share.

Risk Factors

Prospective investors should carefully consider the matters we discuss under the caption “Risk Factors,” in the documents incorporated by reference in this prospectus. The risk factors include, among others, the following:

•	Risks involved with our business, including our dependence on (1) license agreements with Brandeis University, (2) third party manufacturers, and (3) a small number of customers;

•	The debt service requirements for the debt financing that we incurred in order to pay a portion of the merger consideration for our acquisition of GFA;

•

The substantial dilutive effect on our current stockholders in the future from the conversion of the Series A convertible preferred stock or exercise of investor warrants, for which we have reserved, including a cushion for possible reductions in the conversion price or exercise price, a total of 60 million shares of common stock; and

•	The ability of the holders of a majority of the outstanding shares of Series A convertible preferred stock to veto corporate actions such as additional debt or equity financings and acquisitions.

Company Information

Our principal executive offices are located at 115 West Century Road - Suite 260, Paramus, New Jersey 07652-1432 and our telephone number is (201) 568-9300. Our website address is www.smartbalance.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Common stock:	Up to 12,760,840 shares issuable upon the exercise of public warrants.

Use of proceeds:	50% of the net proceeds from the exercise of the public warrants will be used for paying off a portion of our $120 million term loan with Banc of America Securities LLC and Bank of America, N.A. The remaining 50% of the net proceeds will be used for working capital, operating expenses and other general corporate purposes.

NASDAQ Global Market Symbol:	SMBL

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information incorporated by reference in this prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe that communicating our expectations to our stockholders is important. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed or incorporated by reference in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we describe in our forward-looking statements, including among other things:

•	our ability to:

1.	maintain, promote, support and extend the brand equity in the Smart Balance® and Earth Balance® trade names;

2.	maintain the exclusive license of the intellectual property utilized in many of our products and protect our proprietary formulations;

3.	maintain and grow margarine distribution and sales;

4.	anticipate and respond to new consumer trends;

5.	develop, introduce, market and distribute new products and sizes;

6.	create additional channels of distribution;

7.	achieve sales and earnings forecasts, which are based on assumptions regarding sales volume, product mix and other items;

8.	maintain profit margin in the face of a consolidating retail environment and large global customers;

9.	recruit and retain officers, key employees or directors; and

10.	remain in compliance with the terms and conditions of our secured debt facility;

•	recalls of our products if they become adulterated or misbranded;

•

impact of unforeseen economic and political changes in markets where we compete, such as export and import restrictions, currency exchange rates and restrictions, inflation rates, recession, foreign ownership restrictions, nationalization and other external factors over which we have no control;

•	performance of our business in hyperinflationary environments;

•	changes in accounting treatments and estimates in critical accounting judgments;

•	effectiveness of advertising, marketing and promotional programs;

•	increases in raw material costs and interruptions in supply of raw materials;

•	impact of global industry conditions, including the effect of an economic downturn in the food industry;

•	currency movements, fluctuations in levels of customer inventories and credit and other business risks related to our customers operating in a challenging economic and competitive environment;

•	ability to satisfy covenants and operating ratios relating to borrowings; and

•	competitive responses from large competitors which require increased trade promotion.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

In the event of full cash exercise of all of the public warrants, we will receive net proceeds of approximately $76,506,440.00. The actual exercise of any of the public warrants, however, is beyond our control and depends on a number of factors, including the market price of our common stock. There can be no assurance that any of the public warrants will be exercised.

50% of the net proceeds from the exercise of the public warrants will be used for paying off a portion of our $120 million term loan with Banc of America Securities LLC and Bank of America, N.A. The remaining 50% of the net proceeds will be used for working capital, operating expenses and other general corporate purposes. We will not receive any proceeds from the sale of any of the common stock issuable upon the exercise of the public warrants.

PLAN OF DISTRIBUTION

Pursuant to the terms of the public warrants, the shares of common stock will be distributed to those public warrant holders who surrender their public warrant certificate, together with the payment of the exercise price, to our public warrant agent, Continental Stock Transfer & Trust Company. If less than all of the public warrants evidenced by a public warrant certificate are exercised, a new public warrant certificate will be issued for the remaining number of public warrants.

On October 30, 2007, we exercised our right to redeem all of the outstanding public warrants and sent a notice of redemption letter to our public warrant holders. The notice of redemption specifies that at 5:00 p.m., Eastern Time, on Monday, December 3, 2007 and thereafter, holders of the public warrants will no longer be entitled to exercise their public warrants for common stock and will have no rights, except to receive the redemption price of $.01 per public warrant share (unless the holder has properly extended the time and date set for redemption in order to complete a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

We are exercising our right to redeem all of the outstanding public warrants pursuant to the terms of the Warrant Agreement, dated as of December 16, 2005, governing the public warrants. Pursuant to the Warrant Agreement, we have the right to call all of the outstanding public warrants for redemption if the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within any 30 day trading period. The last sales price of our common stock has been at least $11.50 for 20 trading days within the 30 day trading period ending on October 25, 2007.

You can receive additional information regarding the exercise or redemption of the public warrants by contacting Morrow and Co., LLC, our public warrant solicitation agent, at:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Toll-Free Telephone Number: 1-800-483-1314

Email: smartbalance.info@morrowco.com

We have appointed Morrow & Co., LLC to act as our public warrant solicitation agent and to manage the public warrant exercise and redemption process. We have agreed to pay Morrow & Co., LLC a cash fee of $5,000.00, plus related expenses, to act as our public warrant solicitation agent.

DESCRIPTION OF SECURITIES

General

The following description summarizes the material terms of our common stock, preferred stock, Series A convertible preferred stock, public warrants and founding director warrants. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our restated certificate of incorporation and bylaws and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Our restated certificate of incorporation authorizes 250,000,000 shares of common stock with a par value of $.0001.

Holders of Series A convertible preferred stock are entitled to vote on an as-converted basis together with the holders of common stock for the election of directors and all other matters requiring stockholder action. Holders of common stock, together with holders of our Series A convertible preferred stock, are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefore. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock.

Holders of our common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock, including our Series A convertible preferred stock.

Preferred Stock

Our current certificate of incorporation provides that up to 50,000,000 shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors currently may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Series A Convertible Preferred Stock

A total of 15,388,889 shares of our preferred stock have been designated as Series A convertible preferred stock. The Series A convertible preferred stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to our common stock. Holders of the Series A convertible preferred stock are not entitled to preemptive or other subscription rights. The following summary of the material terms and provisions of the Series A convertible preferred stock is qualified in its entirety by reference to our restated certificate of incorporation, which designates the Series A convertible preferred stock.

Dividends

Dividends on the Series A convertible preferred stock are cumulative and compound from May 21, 2007, which we sometimes refer to as the date of original issuance, at the annual rate of 8% (multiplied by the $9.00 per share purchase price) and will be payable quarterly when and as declared by our board of directors. Beginning five years after the date of original issuance and at the end of each calendar quarter thereafter, the dividend rate will increase at the rate of 0.25% until the dividend rate equals 11%. Beginning seven years after the date of issuance:

•	the annual dividend rate will increase to 15% for each quarter thereafter for which we fail to declare and pay dividends in full in cash, and

•	the annual dividend rate will be fixed at 15% if we fail thereafter to declare and pay dividends in cash for three consecutive quarters.

No dividends may be declared or paid on any common stock, nor may we redeem any common stock, subject to limited exceptions, until we have paid all accrued dividends on the Series A convertible preferred stock in cash. If we pay any dividend or distribution on the common stock, the holders of the Series A convertible preferred stock also will be entitled to receive such dividend or distribution on an as-converted basis.

Liquidation Preference

Holders of the Series A convertible preferred stock have a liquidation preference in the amount of $9.00 per share plus accrued but unpaid dividends. If a “Liquidation” occurs before the fifth anniversary of the date of original issuance of the Series A convertible preferred stock, the liquidation preference will include a premium calculated assuming that the Liquidation occurred on the last day of the quarterly dividend period on or after the fifth anniversary. If our assets are not sufficient to pay the liquidation preference of the Series A convertible preferred stock in full, the holders of the Series A convertible preferred stock will share pro rata in any distribution based on the relative amounts of their respective liquidation preferences, and no distributions will be made to the holders of common stock. However, the holders of Series A convertible preferred stock will participate in liquidating distributions on an as-converted basis, if by converting such Series A convertible preferred stock into common stock the amount they receive would be greater than their liquidation preference. A “Liquidation” is defined as:

a.	a voluntary or involuntary liquidation, dissolution or winding up;

b.	a sale of all or substantially all our assets;

c.	the sale or other transfer of outstanding shares of our capital stock to a purchaser and its affiliates and/or a group of purchasers and their affiliates acting in concert, or a merger or consolidation, in each case under circumstances in which the holders of the voting power of our outstanding capital stock immediately before the transaction (other than the holders of our Series A convertible preferred stock that acquired such shares in our private placement which closed on May 21, 2007) own less than 50% of the voting power of our outstanding capital stock, the surviving or resulting corporation or the acquirer, as the case may be, immediately after the transaction; or

d.	any other transaction or series of transactions as a result of which a single person (or investors in the private placement) acquires a majority of our outstanding voting power.

Optional Conversion at Holder’s Election

The Series A convertible preferred stock are convertible at any time, at the option of the holder, into the number of shares of common stock arrived at by dividing $9.00 per share (which is the initial conversion price and which is subject to adjustment as described below in “Adjustments to Conversion Price”) into the per share liquidation preference of $9.00 per share, plus accrued but unpaid dividends. To the extent that dividends accrue but are not paid, the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock will increase.

Holders of our Series A convertible preferred stock may elect to be subject to article IV, section 9(l), of our restated certificate of incorporation that limits the number of shares of common stock that may be acquired upon conversion of Series A convertible preferred stock to the number that would not cause the holder to beneficially own more than 9.99% of our outstanding common stock immediately after the conversion. A holder may elect to reduce this threshold to 4.99%, or any other percentage between 4.99% and 9.99%, and to waive, temporarily or permanently, any of these limitations, upon 65 prior days’ notice to us.

Adjustments to Conversion Price

The conversion price for the Series A convertible preferred stock will decrease, and the number of shares of common stock issuable upon conversion will therefore increase, if we become subject to penalties for delays in taking actions required by the holders of our Series A convertible preferred stock relating to the listing of our common stock or the Series A convertible preferred stock or the registration of our common stock. If we do not cause the registration statement we filed on Form S-3 (File No. 333-143483) to remain effective for the period required by the registration rights agreement, or if investors are not permitted to utilize the registration statement to resell shares for 45 consecutive days or for more than an aggregate of 90 days during any 12-month period, then the conversion price will be reduced by 1% on each 90th day anniversary of the default, if the default has not been cured, subject to a maximum total reduction of 9%.

In no event will a holder of Series A convertible preferred stock be entitled to a cash adjustment in lieu of these adjustments to the conversion price.

The conversion price is also subject to typical anti-dilution adjustments in the event of stock splits, stock dividends and similar events, and will be entitled to anti-dilution protection, subject to limited exceptions (including an exception for up to 9,650,000 options issued to employees, directors or consultants under a board-approved option plan), for issuances of common stock at a price below the conversion price then in effect or the average closing price of the common stock over the 30-day period ending three days before the date of determination. The anti-dilution adjustments will be made on a weighted average basis, which means that the number of shares sold at such price and the number of shares outstanding before such sale will be taken into account in adjusting the conversion price.

Mandatory Conversion

Conversion of all, or a portion of (but not less than 20% of the then outstanding) Series A convertible preferred stock is mandatory, at the conversion price then in effect, upon the first to occur of:

a.	the election to convert by holders of at least a majority of the Series A convertible preferred stock, or

b.	our election to force a conversion if (i) a registration statement for the resale of the common stock issuable upon conversion of the Series A convertible preferred stock is effective, (ii) we have also elected to redeem all the public warrants that we sold in our initial public offering, and (iii) the last sales price of our common stock has been at least $11.50 per share, if before three years after the date of original issuance of the Series A convertible preferred stock, or at least $12.50 per share on each of 20 trading days within any 30-trading day period ending on the third business day before we provide notice of our election to force the conversion of the Series A convertible preferred stock, if more than three years after the date of original issuance.

If we elect to exercise our right to force conversion within three years of the date of original issuance, the number of shares of common stock issued on conversion will be calculated assuming that the redemption occurs on the last date of the dividend period to occur on or after such third-year anniversary.

Our right to force conversion will be limited to the extent that conversion would require the holder of the shares of Series A convertible preferred stock subject to forced conversion to make filings under the Hart-Scott-Rodino Act or other laws concerning competition.

Redemption

We have the right to redeem all or a portion of (but not less than 20% of the then outstanding) Series A convertible preferred stock at any time after issuance, out of funds legally available for that purpose and subject to compliance with restrictions on redemptions imposed by our lenders, for a cash amount equal to the liquidation preference of $9.00 per share, plus accrued but unpaid dividends. However, if the redemption occurs prior to five years after the date of original issuance of the Series A convertible preferred stock, the redemption price will include a premium calculated assuming that the redemption occurs on the last day of the quarterly dividend period to occur on or after such fifth-year anniversary.

Article IV, section 7, of our restated certificate of incorporation defers our right to redeem shares of Series A convertible preferred stock to the extent that a redemption would (i) cause the investor whose shares are being redeemed to recognize dividend income under the Internal Revenue Code, (ii) result in a matching transaction for an investor subject to the short swing insider trading provisions of section 16 of the Exchange Act, or (iii) require the investor to make filings under the Hart-Scott-Rodino Act or other laws concerning competition.

Voting Rights

Holders of the Series A convertible preferred stock are entitled to vote on an as-converted basis together with the holders of common stock (without regard to any 4.99% to 9.99% limitation on conversion described above to which holders of the Series A convertible preferred stock may elect to be subject), and not separately as a class except as required by law or by our restated certificate of incorporation. So long as the number of outstanding shares of Series A convertible preferred stock is at least 12.5% of the total number of shares of Series A convertible preferred stock issued May 21, 2007, without the consent of the holders of a majority of such shares then outstanding, we may not undertake various corporate actions, including the following:

a.	incur or refinance any debt (with limited exceptions, including debt permitted at May 21, 2007) or modify any agreements relating to permitted debt;

b.	issue any equity securities (with limited exceptions, including up to 9,650,000 options issued to employees, directors or consultants under a board-approved option plan);

c.	enter into, amend or terminate the material terms of any contract with any related party;

d.	take any action that could result in a Liquidation, as that term is defined above (other than a chapter 11 proceeding);

e.	make acquisitions or investments or dispositions of assets that exceed threshold amounts;

f.	change our restated certificate of incorporation in a manner that adversely affects the Series A convertible preferred stock or take any action that impairs our ability to honor the rights and preferences of the Series A convertible preferred stock;

g.	make any change in accounting methods or policies (other than as required by GAAP), or any change in auditors; or

h.	declare or pay any dividends other than payment of cash dividends on the Series A convertible preferred stock unless said dividends are also made to the holders of Series A convertible preferred stock on an as-converted basis.

Investor Warrants

Owners of our Series A convertible preferred stock own one warrant to purchase our common stock for each share of Series A convertible preferred stock that they own. We refer to these warrants as the “investor warrants.”

The purpose of the investor warrants is to allow the holder to participate in the growth of our company after any redemption by us of the related shares of Series A convertible preferred stock. Each investor warrant becomes exercisable upon the redemption of the related share of Series A convertible preferred stock, at an exercise price equal to the conversion price of the Series A convertible preferred stock in effect on the redemption date. Each investor warrant becomes exercisable thereafter until the later of (1) ten years after issuance, or (2) five years after the investor warrant first becomes exercisable, for such number of shares of common stock into which such redeemed share of preferred stock is then convertible.

Absent any adjustments to the conversion price of the Series A convertible preferred stock, the exercise price of the warrants would be $9.00 per share. After the investor warrants become exercisable, the exercise price of the investor warrants will be subject to the same adjustment provisions that would have applied to the conversion price of the Series A convertible preferred stock had the Series A convertible preferred stock not been redeemed, including penalty adjustments (for defaults such as failure to keep the Securities Act registration statement relating to the underlying warrant shares effective) and anti-dilution adjustments. The exercise price may be paid in cash, or by reducing the number of shares otherwise issuable to the holder, based on the average closing price of our common stock during the 30-day period ending three days before the notice of election of a cashless exercise. If that average closing price is less than the exercise price of an investor warrant on the expiration date of the warrant but the holder has not yet exercised the warrant, the investor warrant will be deemed automatically exercised in a cashless exercise on the expiration date.

Owners of our investor warrants may elect to be subject to section 3(g) of the investor warrant, which limits the number of shares of common stock issuable upon exercise of the investor warrants to the number that would not cause the holder to beneficially own more than 9.99% of our outstanding common stock immediately after the exercise. An investor may elect to reduce this threshold to 4.99%, or any other percentage between 4.99% and 9.99%, and to waive, temporarily or permanently, any of these limitations, upon 65 prior days’ notice to us.

The investor warrants may be transferred separately from the Series A convertible preferred stock to which they relate, but only in compliance with applicable securities laws.

Public Warrants and Founding Director Warrants

We currently have outstanding 12,760,840 public warrants that we issued in connection with our initial public offering in December 2005. Each public warrant entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share, subject to adjustment as discussed below. The public warrants will expire on December 16, 2009 at 5:00 p.m., New York time.

We may call the public warrants for redemption:

•	in whole and not in part;

•	at a price of $.01 per public warrant;

•	upon not less than 30 days’ prior written notice of redemption to each public warrant holder; and

•

if, and only if, the reported last sale price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to public warrant holders.

We have established these redemption criteria to provide public warrant holders with a significant premium to our initial public warrant exercise price as well as a sufficient degree of liquidity to cushion the market reaction, if any, to our redemption call. On October 30, 2007, we exercised our right to redeem all of the outstanding public warrants and sent a notice of redemption letter to our public warrant holders. The notice of redemption specifies that at 5:00 p.m., Eastern Time, on Monday, December 3, 2007 and thereafter, holders of the public warrants will no longer be entitled to exercise their public warrants for common stock and will have no rights, except to receive the redemption price of $.01 per public warrant share (unless the holder has properly extended the time and date set for redemption in order to complete a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

The public warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as public warrant agent, and us.

The exercise price and number of shares of common stock issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the exercise price and number of shares of common stock issuable on exercise of the public warrants will not be adjusted for issuances of common stock at a price below the public warrant exercise price. Under the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to the common stock issuable on exercise of the public warrants until the public warrants expire or are redeemed.

Messrs. Hughes and Lewis, certain of our other directors and a senior advisor purchased an aggregate of 1,000,000 warrants from us at a price of $1.70 per warrant on closing of our initial public offering. The founding director warrants have terms and provisions that are identical to the public warrants, except that the founding director warrants (1) will be non-redeemable so long as these persons hold such warrants, and (2) were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement, or if an exemption from registration is then available. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes. The non-redemption provision does not apply to public warrants purchased in connection with our initial public offering or in open market transactions by Messrs. Hughes and Lewis or the other purchasers, if any

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the common stock covered by this prospectus is sold (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2006;

•	The amendment to our annual report, filed on Form 10-K/A for the year ended December 31, 2006;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•

Our current reports on Form 8-K dated February 16, 2007; April 27, 2007; May 10, 2007, May 17, 2007, May 18, 2007, May 21, 2007, May 22, 2007, May 25, 2007, June 4, 2007, June 13, 2007, August 10, 2007, August 20, 2007 and October 31, 2007.

•	Our definitive proxy statement filed with the SEC on April 27, 2007; and

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The description of our common stock which is contained in our registration statement on Form 8-A filed on August 23, 2005, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Smart Balance, Inc.

Attn: Robert S. Gluck

115 West Century Road - Suite 260

Paramus, New Jersey 07652-1432

(201) 568-9300

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Morris, Nichols, Arsht & Tunnell LLP.

EXPERTS

The financial statements of GFA and its predecessors incorporated by reference in this registration statement have been audited by McGladrey & Pullen, LLP, independent auditor, to the extent and for the periods set forth in their reports.

The financial statements of Smart Balance, Inc. (formerly known as Boulder Specialty Brands, Inc.) incorporated by reference in this registration statement have been audited by Ehrhardt Keefe Steiner & Hottman PC, registered public accounting firm, to the extent and for the periods set forth in their reports.

Smart Balance, Inc.

12,760,840 Shares of Common Stock

PROSPECTUS

October 31, 2007

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. You should not assume that the information contained or incorporated by reference in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.